Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstartechnologies.com

Senstar Technologies Corporation
Reports First Quarter 2024 Financial Results

Ottawa, Ontario, June 13, 2024 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three months ended March 31, 2024. Management will hold an investors' conference call later today (at 5 p.m. Eastern Time) to discuss the results.

First Quarter 2024 Business Summary:

(First quarter 2024 results for the three months ended March 31, 2024, compared to the comparable three-month period of 2023, except as mentioned. Results for the three months ended March 31, 2023 were for the Company’s predecessor, Senstar Technologies Ltd.)

•	Revenue of $7.5 million with gross margin of 59.6% versus revenue of $6.4 million with gross margin of 55.7%

•	Net loss of ($0.7) million versus a net loss of ($1.9) million; positive EBITDA of $114,000 versus negative EBITDA of ($1.4) million

•	Cash and short term bank deposits balance of $15.8 million and no debt as of March 31, 2024

•	Completed redomiciliation process to Canada and appointed leadership to the seasoned Canadian executive team

Mr. Fabien Haubert, Chief Executive Officer of Senstar Technologies, stated, "We successfully completed the process of redomiciling to Canada in this first quarter, enabling us to streamline our corporate structure and empower our Canadian team to lead Senstar forward. We delivered strong first quarter results compared to the first quarter of last year, including revenue growth of 17%, higher gross margin, and positive EBITDA. Importantly, the growth was derived across most of our geographic regions and in our four key verticals. Recent leadership appointments, particularly in sales, and the actions we took to realign resources are having a clear and positive impact on our business. We intend to maintain our focus on continuous improvement across our key metrics for the remainder of 2024.”

Mr. Haubert continued, "Preparations for the launch of MultiSensor, our new AI-based intrusion detection system, are progressing according to schedule and we anticipate sales to begin in the fall of this year. The MultiSensor not only expands our addressable market but also provides us with a tremendous competitive advantage in asset protection. We are increasingly encouraged by the level of customer engagement and positive feedback we are receiving ahead of the launch.”

First Quarter 2024 Financial Results Summary

Revenue for the first quarter of 2024 was $7.5 million, an increase of 17% compared with $6.4 million in the first quarter of 2023. First quarter gross profit was $4.5 million, or 59.6% of revenue, compared with $3.6 million, or 55.7% of revenue, in the year ago quarter. The increase in gross margin was primarily due to a shift in product mix and price adjustments in the fourth quarter of 2023.

Operating expenses were $4.6 million, a decrease of 15% compared to the prior year's first quarter operating expenses of $5.3 million. The decrease in operating expenses is primarily attributable to streamlining of the corporate structure and realignment of resources.

Operating loss for the first quarter of 2024 was ($73,000) compared to ($1.7) million in the year-ago period. The improvement is primarily attributable to increased revenue, higher gross margins and lower operating expenses both on a dollar basis and as a percentage of revenue.

Financial income was $54,000 compared to $40,000 in the first quarter last year.

Net loss in the first quarter of 2024 was ($0.7) million, or ($0.03) per share compared to ($1.9) million, or ($0.08) per share, in the first quarter of last year.

EBITDA for the first quarter of 2024 was $114,000 versus negative  EBITDA of ($1.4) million in the first quarter of 2023.

Cash and cash equivalents and short term bank deposits of $15.8 million, or $0.68 per share, as of March 31, 2024, compared with $14.9 million, or $0.64 per share, at December 31, 2023.

Earnings Conference Call Information:

The Company will host a conference call later today, June 13, 2024. The call will begin promptly at 5 p.m. Eastern Time, 10 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13747073.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
UK Toll Free: 0 800 756 3429

The conference call will also be available via a live webcast at
https://viavid.webcasts.com/starthere.jsp?ei=1675416&tp_key=db811a0661.

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Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13747073

About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information: Senstar Technologies Corporation Alicia Kelly, Chief Financial Officer Alicia.Kelly@senstar.com	IR Contact: Hayden IR Kim Rogers, Managing Director Kim@HaydenIR.com +1-541-904-5075

-- Tables follow –

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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2024	2023	% change
Revenue	7,511	6,445	17
Cost of revenue	3,032	2,852	6

Gross profit	4,479	3,593	25
Operating expenses:
Research and development, net	982	1,040	(6)
Selling and marketing	2,095	2,446	(14)
General and administrative	1,475	1,840	(20)
Total operating expenses	4,552	5,326	(15)

Operating loss	(73)	(1,733)
Financial income, net	54	40

Income (loss) before income taxes	(19)	(1,693)

Taxes on income	727	182

Net loss attributable to Senstar’s shareholders	(746)	(1,875)

Basic and diluted net loss per share	$(0.03)	$(0.08)

Weighted average number of shares used in computing basic and diluted net loss per share	23,309,987	23,309,987

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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2024%	2023%

Gross margin	59.6	55.7
Research and development, net as a % of revenues	13.1	16.1
Selling and marketing as a % of revenues	27.9	38.0
General and administrative as a % of revenues	19.6	28.5
Operating margin	-	-
Net margin	-	-

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SENSTAR TECHNOLOGIES CORPORATION
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended March 31,
	2024	2023

GAAP net loss	(746)	(1,875)
Less:
Financial income, net	54	40
Taxes on income	727	182
Depreciation and amortization	(187)	(323)
EBITDA	114	(1,410)

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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2024	2023
CURRENT ASSETS:
Cash and cash equivalents	$15,718	$14,806
Short-term bank deposits	114	116
Restricted cash and deposits	5	6
Trade receivables, net	7,179	9,545
Unbilled accounts receivable	217	240
Other accounts receivable and prepaid expenses	2,785	2,448
Inventories	6,569	7,178

Total current assets	32,587	34,339

LONG TERM ASSETS:

Deferred tax assets	1,494	1,525
Operating lease right-of-use assets	729	842

Total long-term assets	2,223	2,367

PROPERTY AND EQUIPMENT, NET	1,528	1,589

INTANGIBLE ASSETS, NET	766	881

GOODWILL	10,864	11,090

TOTAL ASSETS	$47,968	$50,266

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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2024	2023

CURRENT LIABILITIES:

Trade payables	$1,261	$1,650
Customer advances	182	187
Deferred revenues	2,680	2,878
Other accounts payable and accrued expenses	5,050	5,052
Short-term operating lease liabilities	258	297

Total current liabilities	9,431	10,064

LONG-TERM LIABILITIES:
Deferred revenues	1,273	1,415
Deferred tax liabilities	602	606
Accrued severance pay	292	296
Long-term operating lease liabilities	504	580
Other long-term liabilities	101	113

Total long-term liabilities	2,772	3,010

TOTAL SHAREHOLDERS' EQUITY	35,765	37,192

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$47,968	$50,266

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